EXHIBIT 99.1

Crucell to Present at 2003 UBS Global Life Sciences Conference

LEIDEN, The Netherlands, Sept. 19, 2003 (PRIMEZONE) -- Dutch biotechnology company, Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) today announced that it is presenting at the 2003 UBS Global Life Sciences Conference being held September 22-25, 2003 in The Plaza Hotel, New York City. Crucell's CEO, Dinko Valerio, will be presenting on Thursday, September 25, 2003 at 4:00 p.m.

A live audio webcast of Dr. Valerio's presentation will be available by accessing the UBS Global Life Sciences Website at www.ibb.ubs.com, and proceeding through the conferences link to their webcast site. A slide format of the presentation will be available on Crucell's website, www.crucell.com, under the Investor Relations section.

About Crucell

Crucell N.V. is committed to improving public health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6(tm) production technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co., Inc. for its HIV vaccine, Novartis, GSK, Centocor/J&J and Aventis. The company has an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell has partnered with the US National Institutes of Health (NIH) for the development of an Ebola vaccine. Crucell is also developing a human and veterinary West Nile vaccine based on PER.C6(tm). Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the PDF version of the release please click on the following link: http://reports.huginonline.com/918078/123253.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing Communications Manager
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com